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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            HIGH PLAINS CORPORATION
                           (Name of Subject Company)

                               ----------------

                            HIGH PLAINS CORPORATION
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                               ----------------

                                   429701105
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Gary R. Smith
                     President and Chief Executive Officer
                            High Plains Corporation
                          200 W. Douglas, Suite #820
                             Wichita, Kansas 67202
                                (316) 269-4310
  (Name, address and telephone number of person authorized to receive notices
                                      and
           communications on behalf of the person filing statement)

                               ----------------

                                with copies to:

  Christopher G. Standlee, Esq.              Roger V. Stageberg, Esq.
  Vice President and General Counsel         Sherri D. Ulland
  High Plains Corporation                    Lommen, Nelson, Cole & Stageberg,
  200 W. Douglas, Suite #820                 P.A.
  Wichita, Kansas 67202                      80 South Eighth Street, Suite
  (316) 269-4310                             #1800
                                             Minneapolis, Minnesota 55402
                                             (612) 339-8131

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company is High Plains Corporation, a Kansas corporation (the "Company"). The address of the principal executive offices of the Company is 200 W. Douglas, Suite #820, Wichita, Kansas 67202. The telephone number of the Company at its principal executive offices is (316) 269-4310.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, $0.10 par value per share, of the Company (the "Company Common Stock"). As of November 1, 2001, 16,411,375 shares of Company Common Stock were issued and outstanding.

Item 2. Identity And Background of Filing Person.

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the tender offer by ASA Environment & Energy Holding AG, a company organized under the laws of Switzerland ("Purchaser"), to purchase all of the issued and outstanding shares of Company Common Stock (the "Shares") at a purchase price of $5.6358 per Share in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated November 16, 2001 (the "Schedule TO"), which was filed by Abengoa, S.A., a company organized under the laws of Spain ("Abengoa") and Purchaser with the Securities and Exchange Commission on November 16, 2001. Purchaser is an indirect wholly owned subsidiary of Abengoa.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2001 (the "Merger Agreement"), by and among Abengoa, Purchaser, Abengoa Biofuels Corp., a Kansas corporation and a wholly-owned subsidiary of Purchaser ("Sub") and the Company. The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than 81% of the total Shares then issued and outstanding.

   Pursuant to the Merger Agreement, following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with the Kansas General Corporation Code ("KGCC"), Sub will merge with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving entity ("Surviving Corporation") and will be a direct, wholly owned subsidiary of Purchaser. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company and Shares held by stockholders who properly exercise their appraisal rights in accordance with all of the relevant provisions of Section 17-6712 of the KGCC) will be converted into the right to receive $5.6358 per Share (or any greater amount per Share paid in the Offer) in cash, without interest thereon (the "Merger Consideration") upon surrender of the certificate formerly representing each such Share.

   All information contained in this Statement or incorporated herein by reference concerning Abengoa, Purchaser or Sub or their affiliates, or actions or events with respect to any of them, was provided by Purchaser, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

   The Schedule TO states that the principal executive offices of Abengoa, and Sub are located at Avda. De la Buhaira, 2, 41018 Sevilla, Spain and the principal executive offices of Purchaser are located at Grafenaweg 6, 6304. Zug, Switzerland.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as described herein (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser and its executive officers, directors or affiliates (including Abengoa and Sub and their executive officers, directors and affiliates).

 Certain Arrangements between the Company and its Executive Officers, Directors or Affiliates

 Form 10-K/A Disclosures

   Certain information regarding agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in Items 10 through 13, inclusive, of the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 2001 (the "Form 10-K/A") which was filed with the Securities and Exchange Commission on October 30, 2001. Items 10 through 13, inclusive, of the Form 10-K/A are filed herewith as Exhibit (e)(2) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

 The Offer and the Merger Agreement

   The description of the terms of the Offer, the conditions of the Offer and the summary of the Merger Agreement contained in "Section 1. Terms of the Offer, " "Section 15. Certain Conditions of the Offer" and "Section 13. The Merger Agreement; Confidentiality Agreement," respectively, in the Offer to Purchase, which has been filed as Exhibit (a)(1) hereto and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such description and summary are qualified in their entirety by reference to the Merger Agreement, which is included as Schedule III to the Offer to Purchase and is incorporated herein by reference.

 Treatment of Options

   The Company has a 1992 Stock Option Plan under which options to purchase Shares have been granted to officers and certain employees of the Company and non-employee directors of the Company. The Merger Agreement provides that immediately prior to the Effective Time, each then outstanding option to purchase any Shares ("Company Stock Option"), whether or not then vested and/or exercisable, shall be canceled by the Company. With respect to Company Stock Options which are vested and/or exercisable at an exercise price that is less than the Merger Consideration, in consideration of such cancellation, the Company shall pay to such holders an amount equal to the difference between the Merger Consideration and such holder's exercise price for such Company Stock Option.

 Indemnification and Insurance

   Pursuant to the Merger Agreement, Purchaser agreed, for a period of six years from the date of closing (the "Closing Date") of the Merger (and until the disposition of any claims made during, and remaining outstanding at the end of, such six-year period), to indemnify and hold harmless each present and former director and officer of the Company against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director of the Company occurring prior to the Closing Date.

   The Merger Agreement also provides that Purchaser will, for six years after the Closing Date, either (i) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy; (ii) substitute therefor a directors' and officers' liability policy or policies with at least the same coverage containing terms and conditions which are no less advantageous and which do not result in any gaps or lapses in coverage with respect to matters occurring prior to the Closing Date or (iii) cause Purchaser's own directors' and officers' liability insurance to cover such persons.

 Confidentiality and Non-Disclosure Agreement

   On August 30, 2001, the Company and Abengoa entered into a Confidentiality and Non-Disclosure Agreement (the "Confidentiality Agreement"). A summary of the Confidentiality Agreement is contained in "Section 13. The Merger Agreement; Confidentiality Agreement" in the Offer to Purchase and is incorporated herein by reference. Such description and summary are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

 Recommendation of the Transaction Committee

   A special committee consisting of independent directors of the Company (the "Transaction Committee"), at a meeting held on October 30, 2001, (i) approved and declared advisable the Offer, the Merger Agreement and the Merger, (ii) determined that each of the Offer, the Merger Agreement and the Merger is fair to and in the best interests of the stockholders of the Company, (iii) determined that the Offer, the Merger Agreement and the Merger and the transactions contemplated thereby should be approved and declared advisable by the Board of Directors of the Company (the "Company Board'), and (iv) recommended that the stockholders of the Company accept the Offer, tender their shares to Purchaser, approve and adopt the Merger Agreement, if submitted for their approval and thereby approve the Merger. THE TRANSACTION COMMITTEE RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

 Recommendation of the Company Board

   The Company Board, at a meeting held on October 30, 2001, by unanimous decision of the directors and based upon the recommendation of the Transaction Committee, (i) approved and declared advisable the Offer, the Merger Agreement and the Merger, (ii) determined that each of the Offer, the Merger Agreement and the Merger is fair to and in the best interests of the stockholders of the Company, and (iii) recommended that the stockholders of the Company accept the Offer, tender their shares to Purchaser, approve and adopt the Merger Agreement, if submitted for their approval and thereby approve the Merger. THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

   The Offer to Purchase; the Letter of Transmittal; a letter to the stockholders of the Company; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Company Board's recommendation; guidelines for certification of taxpayer identification number on Substitute Form W-9 a summary advertisement; and the joint press release announcing the Offer and the Merger are filed herewith as Exhibits (a)(1) through (a)(8), respectively, and are incorporated herein by reference.

   The recommendations of the Transaction Committee and the Company Board are based in part on the opinion delivered by Goldsmith Agio Helms Securities, Inc. ("GAHS") to the Transaction Committee and the Corporate Board on October 30, 2001, to the effect that, subject to the assumptions and qualifications therein stated, as of such date the Offer Price and the Merger Consideration to be received by holders of shares pursuant to the Offer and the Merger are fair to the stockholders of the Company from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by GAHS, is attached hereto as Annex A and filed herewith as Exhibit (a)(9) and is incorporated herein by reference. We urge you to read the opinion of GAHS carefully and in its entirety.

 Background of the Offer

   At the April 19, 2001 meeting of the Company Board, an investment banking firm that was familiar with the agricultural and ethanol industries made a presentation to the directors regarding strategic alternatives. The firm proposed that it serve as the Company's financial advisor and provide financial services to it, including, if the Company Board so approved, the preparation of an offering memorandum relating to the disposition of the Company for distribution to potential purchasers. No engagement letter was ever entered into with such investment banking firm.

   On June 6, 2001, the officers of the Company met with GAHS in Minneapolis, Minnesota, to determine whether GAHS should be retained to assist the Company with a merger, sale or any similar transaction.

   On July 18, 2001, the Company Board had a meeting to review a proposed Engagement Agreement with GAHS pursuant to which GAHS would assist the Company with a merger, sale or any similar transaction. The Company Board authorized management to complete negotiations on the Engagement Agreement and enter into the same with GAHS.

   On July 26, 2001, the Company entered into an Engagement Agreement with GAHS wherein it retained GAHS, for a minimum period of six months, to assist it with a merger, sale or any similar transaction related to the Company. GAHS subsequently began its due diligence on the Company and began preparation of a Confidential Memorandum describing the Company, its industry, its business and its financial performance.

   Additional information concerning the background of the Offer is set forth in "Section 11. Background of the Offer and Merger" in the Offer to Purchase and is incorporated herein by reference.

   On October 1, 2001, the Company Board met for a regularly scheduled meeting and management presented a non-binding proposal received by the Company from Abengoa on September 19, 2001. The Company Board authorized execution of an Exclusivity Letter, dated October 1, 2001.

   On October 30, 2001, Abengoa's proposal and the proposed Merger Agreement were submitted to the Company's Transaction Committee and Company Board. The Company Board, based on the recommendation of the Transaction Committee, unanimously approved the terms of the Merger Agreement. Thereafter, legal representatives of Purchaser and the Company finalized the Merger Agreement, and the Merger Agreement was executed and delivered on November 1, 2001.

   On November 1, 2001, Abengoa and the Company issued a joint press release announcing the execution of the Merger Agreement.

 Reasons for the Recommendation

   In making their recommendations to the Company's stockholders with respect to the Offer and the Merger, the Transaction Committee and Company Board considered a number of factors, the most material of which were the following:

     (1) The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the price to be paid in the Offer and the Merger and (b) that the transaction would be structured as a tender offer to enable the Company's stockholders to obtain cash for their Shares at the earliest possible time.

     (2) The belief of the Transaction Committee and the Company Board that the Offer represents an attractive and immediate opportunity for the Company's stockholders to receive fair value in cash for their investment.

     (3) The Company's industry profile, including an analysis of the Company's competitive position, business, financial condition, results of operations, current business strategy and future prospects, including, without limitation, the prospect for obtaining debt or equity financing necessary to continue the Company's growth plans.

     (4) The oral opinion of GAHS delivered to the Transaction Committee and Company Board at its October 30, 2001 meetings, and confirmed in writing, to the effect that the aggregate consideration to be received by the holders of shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

     (5) The historical and current market prices of, and recent trading activity in, the shares, and the fact that the $5.6358 per share in cash to be paid in the Offer and the Merger represents a substantial premium over the Company's average trading prices during the last three years.

   The Transaction Committee and Company Board also considered provisions in the Merger Agreement that would allow the Board to consider and, under certain circumstances, pursue an unsolicited alternative proposal from a third party, including the termination provisions, the "no solicitation" provisions and the termination fee payable to Purchaser and the conditions precedent to payment of such termination fee. The Merger Agreement prohibits the Company from soliciting alternative proposals, but does not prohibit the Company from considering unsolicited proposals which are more favorable from a financial point of view, negotiating with the parties submitting such proposals or furnishing such third parties with information about the Company under certain circumstances. The Merger Agreement permits the Company, subject to certain conditions and the payment to Purchaser of a termination fee of $2 million, to terminate the Merger Agreement if an alternative superior transaction proposal is received from a third party. The Transaction Committee and Company Board concluded that the amount of such expenses and fee would not deter a third party from making a transaction proposal that was materially more favorable to the stockholders.

   The Transaction Committee and Company Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger. The most significant of the factors considered by the Board was that the consummation of the Offer and the Merger would eliminate the opportunity of the stockholders to participate in any future growth in the value of the Company. The Board believed that this loss of opportunity was appropriately reflected in the per share price to be paid in cash in connection with the Offer and the Merger. In addition, the Board considered the significant costs and substantial management time involved in connection with completing the Offer and the Merger.

   The foregoing discussion of factors considered by the Transaction Committee and the Company Board is not meant to be exhaustive but includes the material factors considered in approving the Merger Agreement and the transactions contemplated thereby and in recommending that the Company's stockholders tender their shares pursuant to the Offer. The Transaction Committee and Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, different members of the Transaction Committee and Company Board may have given different weights to different factors.

 Intent to Tender

   To the knowledge of the Company, each director and executive officer of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, except to the extent such tender would violate applicable securities laws.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the terms of an Engagement Letter dated July 26, 2001, the Company retained GAHS to assist it with a merger, sale or any similar transaction. The Company agreed to pay GAHS an accomplishment fee equal to
1.25 percent of the first $115 million of the total consideration paid or payable to the Company, its shareholders, or other security holders in connection with, or in anticipation of the transaction (the "Total Consideration"); plus 2.25 percent of the next $25 million of Total Consideration; plus 3.25 percent of Total Consideration in excess of $140 million, payable at the time of closing a transaction. The Company also agreed to pay GAHS a consulting fee, monthly in advance of $15,000 per month for the term of its Agreement and to reimburse GAHS monthly in arrears for all reasonable out-of-pocket expenses incurred on behalf of the Company, not to exceed a total of $10,000 during any month, or $35,000 in total, without the Company's prior written approval. In addition, the Company agreed to indemnify GAHS and related persons against certain liabilities and expenses arising out of GAHS's engagement.

   Pursuant to the terms of a letter dated October 30, 2001, the Company retained GAHS to provide a fairness opinion with respect to the fairness from a financial point of view of the consideration proposed to be paid to the Company or its shareholders in connection with the proposed transaction. The Company agreed to pay GAHS a fee of $150,000 for GAHS's services in rendering the opinion, payable in cash following the rendering of the opinion to the Transaction Committee and the Company Board.

   Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   Except for acquisitions made pursuant to exercises of options granted under the Company's 1992 Stock Option Plan and a final issuance made pursuant to the Company's now terminated Employee Stock Purchase Plan, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company during the last 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as described or referred to in this Statement or the Offer to Purchase, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of the Shares by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "Section 12. Purpose of the Offer and the Merger; Plans for High Plains" in the Offer to Purchase is incorporated herein by reference.

   Except as described or referred to in this Statement, to the Company's knowledge, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item.

Item 8. Additional Information.

 General

   The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

 Regulatory Matters

   The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied.

   Pursuant to the requirements of the HSR Act, Purchaser and the Company filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about November 8,

2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser.

   The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer or Merger will result in a violation of the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9. Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)*+    Offer to Purchase dated November 16, 2001

 (a)(2)*+    Form of Letter of Transmittal

 (a)(3)+     Letter from the President and Chief Executive Officer of the
             Company to the stockholders of the Company, dated November 16,
             2001

 (a)(4)*     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees

 (a)(5)*     Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks Trust Companies and Other Nominees

 (a)(6)*     Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(7)*     Summary Advertisement as published in the Wall Street Journal on
             November 16, 2001

 (a)(8)*     Joint press release issued by the Company and Abengoa, dated
             November 16, 2001

 (a)(9)+ Opinion of GAHS, dated October 30, 2001 (included as Annex A hereto)

 (e)(1)* Agreement and Plan of Merger, dated as of November 1, 2001, by and among Abengoa, Purchaser, Sub and the Company (included as
             Schedule III to the Offer to Purchase)

 (e)(2) Items 10-13 of the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 2001 (incorporated by reference to the Form 10-K/A of the Company, filed on October 30, 2001)

 (e)(3)* Confidentiality and Non-Disclosure Agreement dated August 30, 2001 between Abengoa and the Company

--------
*Incorporated by reference to the Schedule TO of Abengoa and Purchaser filed on November 16, 2001
+Included in copies mailed to the Company's stockholders

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HIGH PLAINS CORPORATION

                                             /s/ Gary R. Smith
                                          By:__________________________________
                                            Gary R. Smith
                                            Its President and Chief Executive
                                            Officer
                                            Date: November 16, 2001

                                                                        ANNEX A

30 October 2001

Personal and Confidential

Transaction Committee of the Board of Directors and
 The Board of Directors
High Plains Corporation
O.W. Garvey Building
Suite 820
200 West Douglas
Wichita, KS 67202

Re: Fairness Opinion

Members of the Transaction Committee of the Board of Directors and the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of High Plains Corporation, a Kansas Corporation ("High Plains" or the "Company"), of the consideration to be received by such shareholders for their common stock pursuant to the Agreement and Plan of Merger (the "Agreement") to be executed by ABENGOA, S.A., a company organized under the laws of Spain ("Abengoa"); ASA Environment and Energy Holding, A.G., a company organized under the laws of Switzerland and a subsidiary of Abengoa (the "Purchaser"); Abengoa Biofuels Corp., a Kansas corporation and a wholly-owned subsidiary of the Purchaser ("Merger Sub"), and the Company. Capitalized terms used herein, unless otherwise defined herein, will have the meanings ascribed to them in the Agreement.

The Agreement provides for, among other things, (i) a tender offer (the "Offer") by the Purchaser to purchase all outstanding shares of High Plains common stock, $0.10 par value per share ("Company Common Stock"), at a purchase price of $5.63 per share, net to the shareholders in cash (the "Consideration") and (ii) subsequent to the Offer, a merger of Merger Sub with and into the Company (the "Merger" and, together with the Offer, the "Transaction") pursuant to which each share of Company Common Stock not acquired in the Offer will be converted into the right to receive the Consideration. As a result of the Merger, the Company will become the wholly-owned subsidiary of the Purchaser.

As a customary part of its investment banking business, Goldsmith, Agio, Helms Securities, Inc. is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. In return for our services in connection with providing this opinion, the Company will pay us a fee, which fee is not contingent upon the consummation of the Transaction, and indemnify us against certain liabilities. We also are acting as a financial advisor to the Company in connection with the Transaction for which we will receive certain other fees, a significant portion of which is contingent upon the consummation of the Transaction.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have (i) reviewed the latest draft of the Agreement;
(ii) analyzed financial and other information that is publicly available relating to the Company; (iii) analyzed certain internal financial and operating data of the Company that has been made available to us by the Company; (iv) visited certain facilities of the Company and discussed with management of the Company the financial condition, operating results, business outlook and prospects of the Company; (v) analyzed the Company's historical common stock price trends; (vi) analyzed the stock price premiums paid in recent mergers and acquisitions of publicly traded companies with transaction values ranging from $50 to $225 million; (vii) performed a discounted cash flow analysis of the Company's projected financial performance using financial projections based on information provided to us by the Company's management;
(viii) analyzed the valuations of publicly traded companies that we deemed generally comparable to the Company; (ix) analyzed the financial terms of certain transactions we deemed generally similar to the Transaction that recently have been effected; and (x) considered the possible incremental value of the Company's non-operating tax assets.

We have relied upon and assume the accuracy, completeness, and fairness of the financial statements and other information furnished by, or publicly available relating to, the Company, or otherwise made available to us, and relied upon and assumed that the representations and warranties of the Company contained in the Agreement are true and correct. We were not engaged to, and did not attempt to, or assume responsibility to, verify independently such information. We have further relied upon assurances by the Company that the information provided to us has a reasonable basis, and with respect to projections and other business outlook information, reflects the best currently available estimates, and that the Company is not aware of any information or fact that would make the information provided to us incomplete or misleading. We also assumed that the Company, Abengoa, and the Purchaser each will perform all of the covenants and agreement to be performed by it under the Agreement and that the conditions to the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement. In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company for the specific purpose of expressing an opinion regarding the liquidation value of the Company or any of its assets. Our opinion is based upon the information available to us and the facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. However, we do not have any obligation to update, revise, or reaffirm this opinion.

We have relied, with respect to legal and accounting matters related to the Agreement, on the advice of the Company's, Abengoa's, and the Purchaser's legal and accounting advisors. We have made no independent investigation of any legal or accounting matters that may affect the Company, Abengoa, or the Purchaser and have assumed the correctness of the legal and accounting advice provided to the Company, Abengoa, and the Purchaser and their respective Boards of Directors.

Our opinion is rendered for the benefit and use of the Transaction Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with the Committee's and the Board's consideration of the Transaction and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender shares of Company Common Stock pursuant to the Offer or how such shareholder should vote with respect to the Merger. We do not opine on, nor does our opinion consider, the tax consequences of the Transaction, including tax consequences to any holder of Company Common Stock. We have not been asked to, nor do we, express an opinion as to the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the effect of any other transaction in which the Company might engage, or the form of the Agreement or the terms contained therein. Furthermore, we

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express no opinion as to the prices at which High Plains stock may trade following the date of this opinion. This opinion may not be published or otherwise used or referred to publicly without our written consent; provided, however, that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission with respect to the Transaction.

Based upon and subject to the foregoing, and based upon such other facts as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Company's shareholders for their common stock in the proposed Transaction is fair to such shareholders from a financial point of view.

Sincerely,

Goldsmith, Agio, Helms Securities, Inc.






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